Mail Stop 3561



								June 21, 2005



George D. Gourdomichalis, President
FreeSeas, Inc.
93 Akti Miaouli
Piraeus, Greece
011-30-210-4528-770

		RE:	FreeSeas, Inc.
      Registration Statement on Form F-1
			Filed: May 11, 2005
			File No. 333-124825

Dear Mr. Gourdomichalis:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please update all disclosures to the latest practical date to include your most recent financial information and fill in all blank spaces. Use brackets to indicate information that is subject to change prior to effectiveness.

2. We note that the registration statement covers the resale of substantially all of the FreeSeas`s outstanding securities after completion of the proposed merger, i.e., 5,747,155 shares of 6,282,600 shares that will be outstanding after the proposed merger.
This offering appears to be an "at the market" primary offering of equity securities by or on behalf of the registrant under Rule 415(a)(4) of Regulation C. Because you do not qualify to conduct a primary offering "at the market," please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering and the selling shareholders will be identified as underwriters. Revise your disclosure throughout the prospectus accordingly.
3. Please expand the disclosure relating to the terms of the merger to provide a clearer discussion of the proposed transaction. Specifically, add disclosure, as appropriate, to discuss the relationship of V Capital and G Bros in the transaction and how the shares owned by all parties to the agreement are proposed to be exchanged. Also, to the extent necessary, add disclosure addressing the significant dilution experienced by Trinity`s shareholders as a result of the proposed transaction.
4. Expand the disclosure, in locations as appropriate, related to the corporate history of FreeSeas f/k/a Adventure Holdings S.A., FreeSeas`s wholly-owned subsidiaries, V Capital S.A., and G Bros S.A.
Disclose the date of formation and nature of the operations of Adventure Holdings, S.A. and clarify whether it conducted any operations as Adventure Holdings. Disclose the dates the subsidiaries were formed and organized, the purposes for the establishment of the subsidiaries, and the dates the Free Envoy and
Free Destiny were purchased. Provide similar disclosure as it relates to V Capital and G Bros. In any or all of these regards, please discuss the role, if any, of Seward & Kissel in the organization of any of these entities and also tell us the circumstances under which
Seward & Kissel became counsel to Trinity. Finally, add disclosure that more fully describes the relationships, financial and otherwise, between you, your subsidiaries, V Capital, G Bros, and FreeBulkers.
5. Add disclosure addressing the factors that voting securityholders should take into consideration in determining whether to apply for their redemption rights or to exercise their statutory appraisal rights.
6. Since Trinity has multiple classes of equity holders with differing rights with respect to this proposed transaction, clarify the disclosure throughout the registration statement to make clear when the disclosure is intended to address all Trinity stockholders
(both the holders of the common stock as well as the holders of the
Class B shares) and when the disclosure relates only to the holders of the Class B shares. This is particularly relevant in connection with the appraisal rights disclosure.
7. All exhibits are subject to our review. Accordingly, please file or submit all of your exhibits with your next amendment or as soon as possible. Please note that we may have comments on the tax opinion and other exhibits once they are filed. Understand that we will need adequate time to review these materials before accelerating effectiveness.
8. Please provide the disclosure required by Item 9 of Form F-4.
9. With respect to the provision of the merger agreement that provides that the merger cannot be consummated unless the exercise of appraisal rights does not result in Trinity having less than $7,000,000 in cash, we note that the process of perfecting and valuing appraisal rights under DGCL Section 262 can be quite prolonged and would continue past the closing of the merger transaction. As a result, it is unclear how such a condition can be met. Please advise.

Cover Page
10. The letter to the Trinity stockholders also serves as the cover page for this prospectus and should, accordingly, provide the information, to the extent applicable, required by Item 501 of Regulation S-K. Refer to Item 1 of Form F-4. For example, we direct your attention to Item 501(b)(4) of Regulation S-K and the disclosure required therein. Revise or advise.

Questions and Answers About the Trinity Special Meeting, page 1
11. Please clarify whether the tax opinion will address the tax impact in the event that the Class B stockholders determine to exercise their redemption rights.
How to Obtain Additional Information, apge 4
12. Refer to Item 2 of Form F-4 and provide the full disclosure required by Item 502 of Regulation S-K. For example, please provide the Dealer Prospectus Delivery obligation required by Item 502(b) of
Regulation S-K.

Summary of the Merger, page 5
13. Disclose the anticipated time period between the vote of shareholders and the closing of the transaction.
14. Please disclose the approximate cost of the transaction, including merger related transaction costs.
15. Refer to Item 3(h) of Form F-4 and provide the disclosure required therein or tell us supplementally why you believe such information need not be provided.
16. Clarify, here and as appropriate throughout the prospectus, as to whether FreeSeas is assuming the warrants held by those Trinity stockholders who determine to exercise their redemption rights but retain their warrants.
17. Clarify which of the FreeSeas shares that FreeSeas will seek to have listed.
18. Please supplementally discuss whether or not Hart-Scott-Rodino clearance is required for this proposed transaction and if not, the reasons why such approval is not required.

Selected Historical Financial Information, page 9
19. Revise the selected financial information for Freeseas to agree with amounts presented on the statement of operations on page F-15.
Risk Factors, page 13
20. In the introductory paragraph, clarify that you disclose all "material" risks here.
21. Please avoid language in risk factors like "material adverse effect," "negative effect" or "adversely affect." Instead, please state what the specific impact will be on your financial condition or results of operations.
22. The subheadings of some of your risk factors merely state facts or uncertainties and do not adequately reflect the risks that follow.
Please revise your subheadings to succinctly state the risks you discuss in the text. For example, please refer to risk factors 2, 6,
10, 14, 16, 22-24, 30, and 39.

"Trinity may waive one or more of the conditions . . . .," page 15
23. Disclosure indicates that Trinity may agree to waive some of the conditions to its obligations to complete the merger without resolicitation of Class B Stockholder. Please elaborate on the conditions here.

"Free Seas and its principal officers have affiliations . . . .", page 20
24. Please elaborate on the conflicts of interest that could arise between Free Bulkers and FreeSeas in light of management`s affiliation with both companies.

Forward Looking Statements, page 24
25. To the extent that the filing states that it includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act (or otherwise makes reference to such provisions or to the Litigation Reform Act generally), please be advised that the staff is not making any determination as to whether the disclosures (including, e.g., cautionary language or the placement of disclosures) satisfy the requirements of such sections.
26. Refer to your statement that you "undertake no obligation to publicly update or revise any forward-looking statements contained in this joint proxy statement/prospectus . . . ."  Please confirm that
you are aware of your responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding your financial condition, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis. See Item 10(b)(3) of Regulation S-K.

Unaudited Pro Forma Balance Sheet, page 27
27. Expand the discussion of adjustment (b) to disclose the nature of the $1,675,000 in estimated direct transaction costs.

The Trinity Special Meeting, page 29
Proxies; Revocation, page 30
28. We note that you may employ various methods to solicit proxies, including telephone, facsimile, or other electronic means of communication. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.
In addition, please tell us whether proxies will be solicited via the
Internet, such as Internet chat rooms or postings on web sites.

Background and Reasons for the Merger, page 31
29. Please expand on this discussion to describe any past,
present,
or proposed material contracts, arrangements, understandings, relationships, negotiations or transactions during the periods for which financial statements are presented between FreeSeas or its affiliates and the company or its affiliates. To this extent, provide a more detailed narrative chronology of the process through which FreeSeas and the company agreed to the proposed business combination transaction. This chronology would include, among other matters, the determination by FreeSeas to establish its corporate identity in April 2004, the same month, we note, that Trinity established its corporate existence, and the entirety of the contacts by and between the company and FreeSeas (or their respective representatives) from the initial contacts up to and including the execution of the agreements of the agreements by and between FreeSeas, V
Capital S.A., G. Bros. S.A., and Trinity with respect to the combination transaction. See Items 4 and 6 of Form F-4 and Rule 418 of Regulation C.

Recommendations of the Board of Directors and Reasons for the Merger, page 33
30. Reference is made on page 35 to FreeSeas conducting its "own public offering of securities." Please provide additional disclosure to clarify what was contemplated by FreeSeas with respect to such a transaction and include the timing of such considerations.
31. Briefly discuss and detail the "other alternatives" considered by
FreeSeas before determining to enter into the transaction with Trinity.

Interest of Certain Persons in the Merger, page 36
32. Confirm for us that you have provided all information, as appropriate, required by Item 5 of Schedule 14A. For example, we note that four individuals have been nominated for directorships effective on the date of the merger. Refer to Item 18(a)(5) of Form
F-4.

The Merger Agreement, page 37
Covenants, page 40
Conditions to Obligations of Trinity to Effect the Merger, page 40
33. Reference is made on pages 46 and 47 to FreeSeas Two S.A. and FreeSeas Three S.A. Please clarify. Are these FreeSeas`s wholly-owned subsidiaries? Reference is also made to Adventure Two S.A. and
Adventure Three S.A. Exhibit 21.1 identifies these entities as your subsidiaries, including Adventure Four, S.A. Please clarify.
The Parties to the Merger, page 49
Trinity, page 49
Trinity Principal Shareholders, page 52
34. Revise the ownership table to attribute ownership of the shares held by spouses to the corresponding officers or directors. Refer to
Securities Act Release No. 33-4819 ("a person is regarded as the beneficial owner of securities held in the name of his or her spouse and their minor children").

Management`s Discussion and Analysis, page 54
35. We note the discussion of off-balance sheet arrangements with regards to Trinity on page 55. Revise to disclose the off-balance sheet arrangements of Freeseas Inc. that have or are likely to have a current or future material effect on your financial condition or operations. Consider the need to provide disclosures concerning transactions, arrangements and other relationships with Free Bulkers and other unconsolidated entities that are reasonably likely to materially affect liquidity or the availability of or requirements for capital resources. See Item 303 of Regulation S-K and Commission
Statement about Management`s Discussion and Analysis of Financial Condition and Results of Operations (FRR 61).

FreeSeas, page 56
36. Please provide the full disclosure required by Item 14(a) of Form
F-4. For example and without limitation, we specifically refer you to the information required by Item 4.A.2., 4.A.3., 4.B.3., and 4.B.6. of Form 20-F.
37. Please provide the disclosure required by Item 14(e) of Form
F-4
or tell us supplementally why such disclosure need not be provided.

Pending Acquisition of Vessel, page 57
38. Since the second-quarter is well underway, update the disclosure related to the purchase of the Handymax vessel.

Management of the Fleet, page 59
39. Tell us your basis for the statement, "FreeSeas believes that it pays Free Bulkers industry standard fees for these services." Revise
Note 9 to disclose management`s estimate of what the expenses would have been if the services were provided by an unaffiliated entity. Also, revise Note 9 to disclose all significant terms and conditions of the agreements with Free Bulkers, including the additional fees and commissions, as well as the reimbursement of travel and personnel expenses. Disclose the dollar amount of all transactions with Free
Bulkers during the periods presented, including the total expense from the company`s agreements with the related party.

Customers
40. Clarify whether the company is currently solely dependent on the business of Express Sea Transport Corporation.

Competition, page 60
41. Please expand the disclosure relating to the company`s competitive position in the industry. Currently, the disclosure is too general and merely speaks to the manner in which the company negotiates charters.


Description of Management of FreeSeas, page 64
42. With respect to Mr. Varouxakis`s experience, disclosure indicates that FreeSeas was founded in 2003. Disclosure elsewhere indicates that FreeSeas was founded in 2004. Please clarify.

Certain Related Transactions of FreeSeas, page 67
43. Confirm for us that you have provided information for the period since the beginning of the company`s preceding three financial years up to the date of this document. Refer to Item 7.B. of Form 20-F.

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 69
44. Please supplement the disclosure in this section so that it provides a clearer introductory understanding of FreeSeas, Inc. and the matters with which management is concerned primarily in evaluating the company`s financial condition and operating results.
From a balanced executive-level perspective, a good introduction might address the following: the economic or industry-wide factors relevant to the company; a discussion of how the company intends to earn revenues and income and generate cash; the identity of the company`s primary business lines, location(s) of operations, and principal products and services; and insight, not merely identification, of material opportunities, challenges, risks, and material trends and uncertainties. Also, to the extent known, please provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address them. For a more detailed discussion of what is expected under this subheading and in the MD&A section in general, please refer to the Commission`s recent MD&A interpretive guidance in Commission Release
No. 33-8350 (December 29, 2003) which may be found on the Commission`s website at: <http://www.sec.gov/rules/interp/33-8350.htm>.
45. Expand the discussion of the 25% profit sharing arrangement under your current charter agreements to disclose the specific terms and conditions and to explain how the amounts are calculated.
Disclose
the amount of revenue earned from this source during each period presented. Tell us whether such agreements could require you to make payments to your customer(s). If so, please disclose any material contingencies relating to these agreements in the financial statements.
46. We note the table of scheduled debt principal payments on page
73. Please revise the table to include the $200,000 payment made in the first quarter of 2005, and state that the information is presented as of December 31, 2004, so that such disclosures are consistent with those in the financial statements.

Liquidity and Capital Resources, page 72
47. Expand the disclosure related to the company`s long-term liquidity. Refer to Item 5.B.1. of Form 20-F.
48. Please provide the disclosure required by Item 5.F. of Form
20-F;
Tabular Disclosure of Contractual Obligations.
49. Add disclosure, if applicable, regarding the company`s material commitments for capital expenditures. Refer to Item 5.B.3. of Form
20-F.

Cash Flows, page 72
50. The disclosure in the table appearing at the top of page 73 is unclear. Clarify your use of "A" and "B" loans in columns 2 and 3.

Plan of Distribution, page 91
51. You are advised that the "pledgees, donees, transferees and or other successors- in-interest mentioned in the first paragraph must be identified in accordance with the disclosure requirements of Item
9.D of Form 20-F in the prospectus, or by amendment to the prospectus, prior to any sales by such persons.

Trinity Partners Acquisition Company Financial Statements
52. Revise to provide the interim financial statements of Trinity for the quarter ending March 31, 2005.

Cash Flow Statement, page F-6
53. We note the line item "amortization of discount on restricted investment." Please tell us what this line item consists of, and where the amortization is recorded in the statement of operations. Also, please revise your footnote disclosure as appropriate to describe this line item. We may have additional comments after reviewing your response.

Note 2 - Public Offering of Securities, page F-8
54. We note your disclosure regarding the underwriter purchase option. Please expand your disclosure to include a description of the net exercise feature contained in the purchase option. Also, it appears that no value was allocated to the purchase option upon the closing of the initial public offering. Please tell us how you evaluated the underwriter purchase option under EITF 00-19 and other authoritative guidance. We may have additional comments after reviewing your response.

Note 3 - Summary of Significant Accounting Policies, page F-9
55. We note your disclosure regarding the restricted investments held
in the trust fund. Please tell us why these investments are classified as current assets, given that such amounts are restricted as to their use. Note that in accordance with ARB 43, Chapter 3, paragraph 6, cash that is restricted as to withdrawal or use should be classified as non-current.
56. We note your disclosure of available-for-sale investments under
FAS 115.  Please provide the disclosures required by paragraphs
19-21
of FAS 115. Also, if there are any securities with maturities of greater than one year at the balance sheet date, tell us why you believe that such amounts are properly classified as current assets.
57. We note your disclosure regarding net loss per share. Please clarify the statement regarding the dilutive effect of your outstanding warrants. Your disclosure describes the dollar amount of warrants outstanding, which does not appear to meet the
requirement
of paragraph 40(c) of FAS 128.  Typically, this disclosure
consists
of the number and weighted average-exercise price of each type of potentially dilutive securities that were excluded from the calculation of diluted earnings per share.
Note 6 - Related Party Transactions, page F-11
58. Please revise your disclosure to include the amount paid in
2004
to Unity Venture Capital Associates, Ltd.

Commitments and Contingencies
59. We note your disclosure on page 54 regarding the commitment to HCFP Brenner Securities LLC. Please disclose in the financial statements any material commitments relating to the agreement with your investment adviser. Also, please tell us how you intend to account for the cash fee, stock and warrants that will be paid to your investment advisor at the closing of the business combination.

Freeseas Financial Statements
60. The financial statements should be updated, as necessary, to comply with Item 8.A.5 of Form 20-F at the effective date of the registration statement.


Consolidated Balance Sheet, page F-14
61. Revise to disclose the dollar amount of related party transactions on the face of the balance sheet, income statement, or statement of cash flows, as appropriate. Revise the caption for the
"due to management company" to clarify it is payable to a related party.

Statement of Operations, page F-15
62. Disclose basic and diluted earnings per share on the statement of operations, in accordance with paragraph 36 of FAS 128. In addition, please revise Note 2 to include disclosure regarding the calculation of net loss per share, including any potentially dilutive securities that were excluded from the calculation of diluted earnings per share because the effect would have been anti-dilutive. Lastly, revise the summary financial information and comparative per share information on pages 9 and 11 to include the earnings per share data, as well as pro forma disclosures of basic and diluted EPS.

Cash Flow Statement, page F-16
63. Please revise the presentation of the cash flow statement so that the ending balance reconciles to the cash and cash equivalents shown on the balance sheet. Note that restricted cash is typically shown in the investing activities section of the cash flow statement.

Statement of Shareholders` Equity, page F-17
64. We note the line items "issuance of common shares" and "contributions from shareholders". Please revise the financial statements to provide appropriate disclosures regarding the nature of these transactions. In addition, please reconcile the dollar amount of the contributions from shareholders to the statement of cash flows, which appears to show an issuance for cash, and a non-cash distribution to shareholders. Finally, please revise the column for retained earnings to properly reflect the net income for the period and the ending retained earnings balance.

Note 2 - Significant Accounting Policies, page F-18
65. We note your disclosure regarding the useful lives of vessels. Please expand your disclosure to include whether the useful life of
27 years is measured from the original manufacturing date of the vessel or the date that you acquired it. Also, please tell us how the environmental regulations described on pages 60-62 were evaluated by management in its determination of the useful lives. Specifically, please address the potential impact of environmental standards that may accelerate the scrapping of older vessels as discussed in the last paragraph of page 60, given that your vessels were built in 1982 and 1984. In addition, please tell us whether your vessels are single-hull tankers that would be affected by the proposed pollution regulations discussed in the second paragraph on page 61. Lastly, please disclose the estimated residual values for your vessels. We may have additional comments after reviewing your response.
66. Please expand the disclosure of your revenue recognition policies to address each of the primary criteria outlined in Staff Accounting
Bulletin No. 104. Please include additional disclosure regarding the different types of revenue that you have generated and would reasonably expect to generate in the future. Significant industry terms such as time charters should be defined within the financial statements themselves. Expand the discussion in MD&A on page 75 to describe these policies and provide greater insight into the quality and variability of information regarding operating performance. For example, discuss the treatment and effect of adjustments resulting from differences between terms and conditions specified in charter party agreements and actual outcomes known only after completion of the voyage. See SEC Release No. 33-8350 for guidance, available on the SEC website at www.sec.gov./rules/interp/33-8350.htm.
67. We note your disclosure regarding FAS 123R. Please tell us how you determined that the adoption of this standard would not have a material impact on your financial statements, given your disclosure regarding options and warrants in the first paragraph of Note 12. Also, please confirm that there are no options or warrants outstanding at December 31, 2004. If this is not the case, please revise the financial statements to provide all of the disclosures required by APB 25, FAS 123, FAS 148 and paragraph 40(c) of FAS 128.
68. We note your disclosure regarding segment reporting. In addition, we note your disclosure on page 59 that all of your revenue has been derived from a single customer. Please prominently disclose this in the financial statements, and also provide the geographic revenue and long-lived asset disclosures required by paragraphs 38 and 39 of FAS 131.

Note 8 - Loans from Shareholders, page F-22
69. Please expand your disclosure regarding the debt discount. Please clearly state the amount of cash that was originally received, the amount that will be repaid, and the implicit interest rate in the transaction. Also, please disclose whether the debt discount is being accreted using the effective interest method, and if not, tell us why you believe another method is appropriate.

Note 9 - Related Party Transactions, page F-23
70. We note your disclosure on page 65 which states that no executives received any compensation during 2004. Please tell us approximately how much time was incurred by the executive officers on company business during the period ended December 31, 2004. Note that all costs of doing business should be included in the registrant`s financial statements, including expenses incurred on its behalf by its major shareholders. Where services are performed for the company by its major shareholders at no charge, we believe that the substance of such transactions is the payment of the company`s expenses through a capital contribution by the shareholder. See Staff Accounting Bulletin Topics 1.B.1 and 5.T. Please revise the financial statements accordingly. Also, please disclose in the financial statements the material terms of the employment agreements which are disclosed on pages 66 and 67.

Note 12 - Subsequent Events, page F-24
71. We note your disclosure regarding the merger agreement with Trinity Partners Acquisition Company. Please disclose all of the related commitments to Poseidon Capital Corp. which are described in the last paragraph on page 35.
72. Please revise the disclosure to state that the financial statements have been retroactively adjusted for the effect of the 9,000 to 1 stock split. In addition, please revise the presentation of the balance sheet and statement of stockholders` equity to reflect the apparent change from no par value common stock to the par value of $.001 per share. See Staff Accounting Bulletin Topic 4.C.

Part II - Information Not Required in Prospectus

Exhibits 23.3 and 23.4
73. Please provide currently dated consents in any amendment.

Recent Sales of Unregistered Securities
74. Since you rely on the exemption contained in section 4(2), please address the financial sophistication of the investors.

Undertakings
75. Please provide the undertakings required by Item 22(b)-(c) of Form F-4 or tell us supplementally why you do not believe such undertakings are required.

Trinity Partners Acquisition Company, Inc.`s Preliminary Schedule
14A
76. Revise the Preliminary Schedule 14A to provide all information required by the Schedule. To the extent applicable, please address each comment issued above.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.


      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar at (202) 551- 3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay
Ingram at (202) 551-3397.



      Sincerely,



John Reynolds
Assistant Director
      Office of Emerging Growth Companies

cc. 	Jeffrey Robinson,. Esq.
	305-995-6402 by facsimile
















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George D. Gourdomichalis
FreeSeas, Inc.
June 21, 2005
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